Exhibit 2

MRMP Amends 13D; Sends Follow-Up Letter to Navios Maritime Partners LP

NEW YORK, September 3, 2021 /PRNewswire/ -- MRMP-Managers LLC (“MRMP”), announced today that it has sent a follow-up letter to the Board of Directors of Navios Maritime Partners LP (the “Company” or “NMM”) (NYSE: NMM) following the announcement by the Company of certain transactions.

Ned Sherwood, MRMP’s investment manager, noted that: “although MRMP has not sold any NMM limited partnership interests, we have amended our 13D beneficial ownership report following the dilutive issuance of 6,400,873 limited partnership interests in the Company’s ongoing ATM securities offering over the past several months. This new issuance has reduced our holdings from approximately 5.8% to 4.4% of the Company’s outstanding limited partnership interests.”

MRMP has attached a copy of its second letter to the Company as an exhibit to the 13D amendment filed today. This letter details MRMP’s views regarding the Company’s recent transactions and reiterates several suggestions set forth in the initial letter, along with an additional proposal that MRMP believes would significantly reduce the current discount to net asset value at which NMM trades: the merger of Angeliki Frangou’s private ship management company into NMM.

Mr. Sherwood noted that: “In addition to being the CEO of NMM, Angeliki privately owns a ship management entity that collects commissions on ship purchases and sales and also earns management fees for operating the ships. Her incentives are therefore to grow the fleet by buying more ships. As an LP in NMM, we are wondering why any rational business person would buy individual ships when they are immediately valued at approximately 50 percent of cost at the NMM LP unit price. It would certainly seem that when a private entity earns income by growing the fleet and a related public entity trades 100 percent dollars for ships valued at 50 percent of its market price, a conflict of interest can easily arise.”

Mr. Sherwood went on to state “We would propose that Angeliki Frangou merge her private entity with NMM at an appropriate valuation, so that all LP and GP investors’ incentives are better aligned and we can all row in the same direction. In my opinion, such action would immediately cause an upward revaluation of NMM assets and interest price.”

All limited partnership interest holders in NMM are encouraged to read MRMP’s latest 13D amendment in full. Any questions or comments may be directed to Mr. Sherwood. Limited partnership interest holders are also welcome to copy Angeliki Frangou on such correspondence. To date no one from the Company, including Angeliki Frangou, has responded to MRMP’s initial letter, and the Company appears to be ignoring the many value-add suggestions and recommendations of its LP holders.

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Cautionary Statement Regarding Forward-Looking Statements

This press release and MRMP’s follow-up letter to NMM (attached as an exhibit to the Schedule 13D/A filed today) contain forward-looking statements. All statements that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on the current expectations of MRMP and its affiliates and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. Accordingly, readers should not place undue reliance on forward looking information. MRMP and its affiliates do not assume any obligation to update any forward-looking statements contained in this press release, except as required by applicable law.

SOURCE: MRMP-Managers LLC

Ned L. Sherwood

(772) 257-6658

nsherwood@zsfundlp.com